EMBRAER ANNOUNCES EMBRAER MSJ & EMBRAER MLJ EXECUTIVE JETS
Company selects engine and avionics suppliers

São José dos Campos, April 8, 2008 - Embraer formally introduced, today, its new Embraer MSJ and Embraer MLJ executive jet programs, which were recently approved by the Company’s Board of Directors. The midsize Embraer MSJ, with a 3,000 nautical miles (5,560 km) range, and the midlight Embraer MLJ, with a 2,300 nautical miles (4,260 km) range, will be positioned between the Legacy 600 and the Phenom 300 in the Company’s executive jets portfolio. An estimated US$ 750 million will be invested in research and development for the new models, which will enter service in the second semester of 2012 and 2013, respectively.

“The Embraer MSJ and the Embraer MLJ are further evidence of our commitment to introducing innovative and distinctively different products to the business aviation market,” said Frederico Fleury Curado, Embraer President and CEO, “Today, we take another step towards our long-term, strategic vision to become a major player in the global executive jets market.”

“We are pleased to announce the clean-sheet design Embraer MSJ and Embraer MLJ,” said Luís Carlos Affonso, Embraer Executive Vice President, Executive Jets “We believe these new jets will revolutionize the midsize and midlight categories, offering best-in-class features with a flat-floor stand-up cabin, premium comfort in a modern design, full fly-by-wire technology, superior performance, and low operating costs.”	Embraer MSJ (left) and Embraer MLJ (right) new executive jets

Embraer MSJ interior
The Embraer MSJ and Embraer MLJ were first presented at NBAA 2007, in Atlanta, U.S., as concept aircraft. Surveys conducted with aviation specialists and potential customers confirmed the Company’s vision of best-in-class products for the midsize and midlight categories.

The Embraer MSJ and Embraer MLJ will offer an incomparable travel experience with the flat-floor stand-up six-foot (1.82-meter) cabin and a stylish interior design developed jointly with BMW Group DesignworksUSA. A full fly-by-wire flight control system will further enhance a comfortably smooth flight.
The commercial launch of the two new jets will occur in May, at the European Business Aviation Convention and Exhibition (EBACE), in Geneva, Switzerland. A full-scale mock-up of the Embraer MSJ will be showcased and the brand names of the jets will be unveiled. The Company will begin to receive sales orders for both jets during EBACE.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Embraer also announced the selection of the engine and avionics suppliers for the two new jets. Honeywell will provide the environment-friendly HTF7500E propulsion system, based on the proven HTF7000 platform, incorporating the latest technologies, in order to achieve performance requirements, with improved fuel efficiency, ease of maintainability, low operating costs, and reduced noise and emissions.

Rockwell Collins will supply its state-of-the-art Pro Line Fusion™ avionics suite, a modern and integrated cockpit that offers extensive situational awareness and a highly intuitive user interface. The advanced graphics capabilities deliver high resolution for enhanced and synthetic vision systems, as well as multi-scan weather radar.

Development of the new aircraft is moving forward, with over 200 professionals already engaged in their design and engineering processes. Preliminary wind tunnel tests have been concluded, digital models of the jets have been created with CATIA V5 software, and Computational Fluid Dynamics (CFD) simulations have been performed.

About the Embraer MSJ and Embraer MLJ

The key clean-sheet design drivers of the Embraer MSJ and Embraer MLJ executive jets are premium comfort, outstanding performance, and low operating costs. While establishing a new paradigm for their respective segments, the interior of the jets, designed in partnership with BMW Group DesignworksUSA, will provide unsurpassed comfort and style: a six-foot (1.82-meter) stand-up cabin with a flat floor and an externally serviced full-breadth aft lavatory. These revolutionary new jets will have best-in-class cabin space and sound proofing, as well as baggage compartment volume. The Embraer MSJ has a fully-equipped wet galley and the Embraer MLJ offers a complete refreshment center.

Both jets feature the Rockwell Collins Pro Line Fusion’ suite - the state-of-the-art in avionics - and deliver an unmatched level of capability to the midlight and midsize categories, providing extensive situational awareness with a highly intuitive user interface. The flight deck has four 15.1-inch high-resolution displays on a “T” configuration with advanced graphics capabilities. Flight deck standard features include a Synthetic Vision System, Integrated Flight Information Systems, Advanced Flight Management Systems, and full-flight regimen auto-throttles. Optional Enhanced Vision (EVS) and Head-up Guidance Systems (HGS) will be offered.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

Honeywell’s latest-generation HTF7500E engines will power the Embraer MSJ and Embraer MLJ, with 6,000-7,000 pounds of thrust. The environment-friendly HTF7500E propulsion system, based on the proven HTF7000 platform, incorporates the most recent technologies to achieve performance requirements, with improved fuel efficiency, ease of maintainability, low operating costs, and reduced noise and emissions.

Both jets will be equipped with a full fly-by-wire actuation system for ailerons, elevators, rudder and spoilers, which is unique to their classes. The redundant high-speed computers and side-stick control enable a smoother flight for passengers and offer pilots the advantage of effortless response, greater control, increased cockpit comfort, reduced workload, and flight envelope protection.

The Embraer MSJ is being designed for a range of 3,000 nautical miles (5,560 km) with four passengers, or 2,800 nautical miles (5,190 km) with eight passengers, at Mach 0.80 and NBAA IFR reserves. These characteristics will allow customers to fly nonstop coast-to-coast from Miami to Seattle, New York to Los Angeles, or Los Angeles to Honolulu, in the United States, as well as from Gander (Canada) to Paris (France), Paris to Riyadh (Saudi Arabia), Moscow (Russia) to New Delhi (India), and Rio de Janeiro (Brazil) to Chicago (USA) with a stop in Caracas (Venezuela).

The Embraer MLJ is being designed for a range of 2,300 nautical miles (4,260 km) with four passengers, or 2,200 nautical miles (4,070 km) with eight passengers, at Mach 0.78 and NBAA IFR reserves. These characteristics will allow customers to fly nonstop from Atlanta (USA) to Seattle, New York to Mexico City (Mexico), Moscow to Madrid (Spain) or Riyadh, and from Rio de Janeiro to Bariloche (Argentina).

Both the Embraer MSJ and the Embraer MLJ will have highest cruising speeds in their classes. The aircraft will also provide a reduced time to climb to high altitudes and excellent field performance.

About Honeywell

Honeywell International is a US$ 36 billion diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and industry, automotive products, turbochargers, and specialty materials. Based in Morris Township, N.J., Honeywell’s shares are traded on the New York, London and Chicago Stock Exchanges. For additional information, please visit www.honeywell.com.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986

About Rockwell Collins

Rockwell Collins (NYSE: COL) is a pioneer in the development and deployment of innovative communication and aviation electronic solutions for both commercial and government applications. Their expertise in flight deck avionics, cabin electronics, mission communications, information management, and simulation and training is delivered by 20,000 employees, and a global service and support network that crosses 27 countries. To find out more, please visit www.rockwellcollins.com.

Embraer Image Gallery

Visit the Embraer Image Gallery at www.embraer.com.

Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On March 31, 2008, Embraer had a workforce of 23,878 employees and a firm order backlog of US$ 20.3 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China
Rosana Dias rosana.dias@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Stéphane Guilbaud sguilbaud@embraer.fr Cell: +33 6 7522 8519 Tel.: +33 1 4938 4455 Fax: +33 1 4938 4456	Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986